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Exhibit 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(IN MILLIONS EXCEPT RATIOS)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Earnings:
Income from continuing operations before income taxes and changes in accounting principles	$ 6,690	$ 6,222	$ 5,495	$ 5,499	$ 5,670
Fixed charges	281	232	220	236	327
Less: Capitalized interest, net	(3)	(1)	(1)	(1)	(8)
Equity income, net of dividends	(446)	(476)	(294)	(256)	(54)

Adjusted earnings	$ 6,522	$ 5,977	$ 5,420	$ 5,478	$ 5,935

Fixed charges:
Gross interest incurred	$ 243	$ 197	$ 179	$ 200	$ 297
Interest portion of rent expense	38	35	41	36	30

Total fixed charges	$ 281	$ 232	$ 220	$ 236	$ 327

Ratios of earnings to fixed charges	23.2	25.8	24.6	23.2	18.1

The Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of approximately $248 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios as the amounts are immaterial and, in the opinion of Management, it is not probable that the Company will be required to satisfy the guarantees.

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THE COCA-COLA COMPANY AND SUBSIDIARIES Computation of Ratios of Earnings to Fixed Charges (IN MILLIONS EXCEPT RATIOS)